Exhibit 99.2

PATAGONIA GOLD ANNOUNCES

UPDATE ON MINING DEVELOPMENTS IN PROVINCE OF CHUBUT, ARGENTINA

December 21, 2021 Vancouver, BC. Patagonia Gold Corp. (“Patagonia” or the “Company”) (TSXV: PGDC) announces the recent amendments to the provincial mining law in the Province of Chubut, Argentina regarding mining zoning (see the Company’s press release on December 17, 2021) have been repealed. On December 20, 2021, the Chubut Governor, Mariano Arcioni, sent a bill to the legislature of the Province of Chubut to retract the recent amendments as a result of the violent demonstrations that occurred soon after such law was enacted. This bill, which revoked the amendments regarding mining zoning, was passed by the legislature of the Province of Chubut on December 21, 2021.

About Patagonia Gold

Patagonia Gold Corp. is a South America focused, publicly traded mining company listed on the TSX Venture Exchange. The Company seeks to grow shareholder value through exploration and development of gold and silver projects in the Patagonia region of Argentina. The Company is primarily focused on the Calcatreu Project in Rio Negro and the development of the Cap-Oeste underground project. Patagonia, indirectly through its subsidiaries or under option agreements, has mineral rights to over 420 properties in several provinces of Argentina and Chile and is one of the largest landholders in the province of Santa Cruz, Argentina.

For more information, please contact:

Dean Stuart

T: 403 617 7609

E: dean@boardmarker.net

Christopher van Tienhoven, Chief Executive Officer

Patagonia Gold Corp

T: +54 11 5278 6950

E: cvantienhoven@patagoniagold.com

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements with respect to, the Company’s exploration and development of gold and silver projects in the Patagonia region of Argentina, the anticipated growth in shareholder value and the Company’s primary focus. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.